KIPPSDESANTO & COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(262,077)
Adjustments to reconcile net loss to net cash used by operations:		
Stock option compensation		48,718
Depreciation and amortization		127,993
Loss on disposal of equipment		96
Change in accounts receivable		33,751
Change in prepaid expenses		(29,132)
Change in deposits		52,579
Change in accounts payable and accrued expenses		(62,522)
Change in accrued rent		(31,628)
Change in accrued compensation		(2,047)
Change in deferred revenue		39,503
NET CASH USED BY OPERATING ACTIVITIES		(84,766)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of office furniture and equipment		(13,681)
NET CASH USED BY INVESTING ACTIVITIES		(13,681)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to stockholders		(417,957)
NET CASH USED BY FINANCING ACTIVITIES		(417,957)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(516,404)
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of year		2,169,425
End of year	$	1,653,021
SUPPLEMENTAL CASH FLOW INFORMATION		
Stock option compensation expense	$	48,718

See accompanying notes.